Lips



Dear investors,

It's been a while since we last connected, and I want to take a moment to update you on Reliabl's incredible progress. Some of you first backed us when we were Lips, a social media platform for women and the LGBTQIA+ community. Since then, we've successfully pivoted to Reliabl, an AI infrastructure company solving one of the most urgent challenges in AI today: data quality. AI models are only as good as the data they're trained on, and right now, the industry is grappling with bias, mislabeling, and a lack of real-world context. That's where Reliabl comes in—we're building the infrastructure that powers better AI by turning user insights into high-fidelity, ethically sourced training data.

What We've Achieved This Year

✅ Techstars San Francisco Accelerator: We were selected for Techstars SF, receiving $120K in funding and building relationships with top AI investors and mentors. The program helped us refine our go-to-market strategy and scale our sales pipeline.

✅ White House Roundtable Participation: We contributed to national discussions on reducing AI bias, positioning Reliabl as a leader in ethical AI infrastructure.

✅ First Revenue and Customer Traction: We transitioned from pre-revenue to post-revenue, currently on track to $10K MRR in April, closing major customers like Osaz, Valence Vibrations, and Communia. We also have a promising pipeline, including discussions with TikTok and a global luxury brand.

✅ Expansion into AI Model Fine-Tuning & Data Transparency Compliance: Our tools now serve consumer AI companies looking to improve recommendation algorithms and VC firms needing demographic compliance solutions. We're building the first classifier capable of labeling socially complex data at scale.

✅ UN Recognition: Reliabl was one of ten innovators selected to present at the UN Safety Showcase on ethical AI training. This recognition underscores the critical role of our technology in shaping safer, more inclusive AI systems.

Challenges & Lessons Learned

🔍 Lead qualification is crucial – Some early deals were delayed due to customer fundraising challenges. We've refined our pipeline strategy to focus on well-funded customers.

⚖️ Regulation is a double-edged sword – AI compliance needs are growing, but uncertainty around U.S. AI laws has impacted deals, including our engagement with TikTok.

🚀 Differentiation matters – AI models fail when they lack real-world context. Our user-in-the-loop approach has proven to reduce AI bias and improve outcomes.

What's Next for Reliabl

📈 Scaling to $20K MRR by Q3 – Strong momentum with paid pilots and contracts.

💻 Launching a Self-Service Platform – Expanding our AI annotation tools for broader adoption.

🤝 Closing Our $1M Pre-Seed Round – Seeking AI-focused investors to fuel growth.

🧠 Expanding Our AI Model Fine-Tuning Capabilities – Training our own AI classifier with 300K+ labeled data points.

We've proven that high-quality data is a competitive advantage in AI. Companies investing in better training datawill win, and Reliabl is positioning itself as the go-to provider for AI-driven businesses that need accurate, ethically sourced labels.

I'm deeply grateful for your support, and I'd love to reconnect. Let's discuss how we can continue building something extraordinary together.

annie@reliabl.ai

calendly.com/andreafrancesb

We need your help!

Here's how our investors can actively support Reliabl's next phase of growth:

1️⃣ Investor Introductions

We're closing our $1M pre-seed round and are looking for AI-focused investors, particularly those with expertise in AI infrastructure, ML fine-tuning, and enterprise SaaS. If you know any VCs or angels in this space, an intro would be invaluable!

2️⃣ Customer & Partner Connections

We're expanding our reach in consumer AI, social media, e-commerce, and health tech—especially companies working on AI-powered recommendation systems or data compliance tools. If you know potential customers or strategic partners, we'd love an intro!

3️⃣ Industry Visibility & Speaking Opportunities

We're looking to amplify our thought leadership—if you have connections to AI conferences, panels, or media features that align with our mission, we'd love the opportunity to showcase our work.

4️⃣ **Product Feedback & Advisory**
If you or your network have experience in AI/ML tooling, data infrastructure, or regulatory compliance, we'd love your insights as we scale our self-service platform.
Let's chat! I'd love to discuss how you can help shape Reliabl's future 🚀

Sincerely,

Andrea Brown
CEO

How did we do this year?

REPORT CARD


A+


☺ The Good

Accepted into Techstars San Francisco with $120K investment

Achieved post-revenue status, currently at $3.5K MRR, on track to hit 10K MRR in April.

Invited to present at the White House and UN

☹ The Bad

Slower than expected fundraising

Delayed product development due to pivot to consumer AI customer focus

LA fires caused delays in closing contracts with some pipeline customers

2024 At a Glance

January 1 to December 31



$140
Revenue



-$160,407
Net Loss



$128,205 +25%
Short Term Debt



$0
Raised in 2024



$52,894
Cash on Hand
As of 03/15/25



Net Margin: -114,470%   Gross Margin: -148%   Return on Assets: -78%   Earnings per Share: -$0.16

Revenue per Employee: $140   Cash to Assets: 30%   Revenue to Receivables: ~   Debt Ratio: 254%

📄 2020___2019_Financial_Statements.pdf   📄 2021.pdf   📄 2024.pdf   📄 2023.pdf

📄 2022.pdf   📄 Lips_Co_GAAP_Financial_Report.pdf

We ❤️ Our 140 Investors

Thank You For Believing In Us

Patrick Spaulding...	Kenneth Stewart, D.O.	Wanna Jo P. Parker	Marisa Trapani	Annie Brown	Richard Terry
Barbara Bickham	Omar Shehab	Matt Schaar	Danielle Niakaros	Patrick S Ryan PhD	L C
Nicola Lupis	Mike Roberts	Christi Sifri	Amanda K. Rue	Janis Marie Fish	Yannick Mahee
Elishia Shirey	Sarah Rain	Marie Rocha	Shelley Walsh	Emma Seslowsky	Shavin Christopher
Gerda E. Larsson	Katherine Wichmann...	Trevor Patrick	Haley Schirber	Simone A Saur	Kira Leigh
Hannah Say	Ayushi Sinha	Lauren Cunfer	Kevin King	Narendranath...	Venicia Wilson
John Pereira	Joseph Preterotti	David Montross	Ambra Jordan	Donald Rubabaza...	Silvia Mah
Victoria Culwell	Heather Miller	Chris Fairbanks	Elizabeth Dell	María Abramovich	Daniel Lipson
Leandro Jaime	Danielle Smith	Sydney Clark	Ercell V Rima-Fleurima	Richard Starks	Anthony Elefante
Sara Radin	Kelly Cheng	Khris Persaud	Paul Tirone	Benjamin Saxton-Ruiz	Jim Clark
Nichola Thompson	Yael R. Rosenstock...	Karoline Khamis	Melanie Raponi	Henry Kline	Ciannait Low
Pat Connors	Kira Rudjen	Claudia Danford	Eleanor THOMAS	Owen Blake	Alexis Rhyner
Dario Zarrabian	Stephanie Estey	Allison Wiggins	Amelia Huang	J D	Jeff Ondocsin
James Looker	Jill Elefante	Erica Leroye	Rebecca Alvarez	Alison Rosenfeld	Sarah Samano
Alex Ratzker	Shirin Wertime	Catherine Reisenwitz	Miranda Wylie	Robert Ressler	Daniel Cawley
Ryan Smith	Mea Geizhals	Danielle Scordo	Belen Mella	Sara Azout	Livio Zanardo
Ariel White	Desiree Van Leer	Scott DeAngelo	Sarah Rodriguez	Miranda Barrie	Leslie Kavasch
Aleksandr Bulkin	Aerica Banks	Molly Gordon	Kelly Keurzoneff	Tessa Petrich	Gwendolyn Brown
Emalani Artiss	Sara Youngblood...	Rebecca Owens	Leah Stewart	Jay James	Chiara Albanese
Michael Bervell	Ken Russell	Charles Cathey	Lisa Emily Burgess	Ariel Fant	Brianna Neenan
Maryann Russo...	William Smiles	Stefan Reisch	Richard Murphy	Mbo Capital	Vonda M. Sargent

Thank You!

From the Lips Team



Annie Brown ⊠ **in**



Annie Brown ⊠ in

Founder

Published social algorithm researcher & Forbes contributor with 10 years technology development and marketing...



Barbara Bickham ⊠ in

CTO & Blockchain Advisor

Invited to be on the first Women of Color in Blockchain Congressional Briefing in D.C. Past Fundraising: $50M, 3...



Val Elefante ⊠ in

Head of Community

Expanded Lips community to over 2K brands and influencers, as well as 20K engaged Instagram followers. Sextech...



Julija Rukanskaitė ⊠ in

Head of Product, UX/UI Designer

An interaction designer and artist based in Malmö, Sweden, Julija has written about and organized several art projects...



Raj Sanghvi in

Lead Engineer

Built applications and eCommerce solutions used by millions including Poshmark and The Skinny Confidential.

Details

The Board of Directors

Director	Occupation	Joined
Andrea Brown	CEO @ Lips	2019

Officers

Officer	Title	Joined
Andrea Brown	CEO	2019

Voting Power ❓

Holder	Securities Held	Voting Power
Andrea Brown	960,000 Common Shares	96.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2019	$2,425		Section 4(a)(2)
12/2019	$1,600	Common Stock	Section 4(a)(2)
02/2020	$10,000	Safe	Section 4(a)(2)
12/2020	$7,165		Section 4(a)(2)
11/2021	$87,706		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Annie Brown ❓	12/30/2019	$2,425	$0 ❓	0.0%		
Main Street ❓	12/30/2020	$7,165	$1,495 ❓	0.0%		Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

	Authorized	Outstanding	
Common Stock	15,000,000	1,000,000	No

Warrants: 0
Options: 0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

If we are unable to raise our maximum, several of our team members will have to remain part-time including the development team, which could slow company growth.

Legislation surrounding online content such as FOSTA/SESTA, SECTION 230, and EARN IT can impact our users and platform. We are actively involved in legislation reform, as well as mitigating risk by requiring all nudity on Lips have artistic merit - ensuring this content and Lips as a company is protected by the first amendment.

Due to existing social media censorship, our primary marketing channel account (Instagram) could be deleted. We have mitigated this risk by forming relationships with folks at Instagram who can help reinstate our account.

As a women and LGBTQ+ founder, fundraising our next round will be more difficult than many due to discrimination. However, I am confident the traction Lips can achieve with your investment will help to offset any bias in our Seed round.

Due to the nature of some of the art on the platform, we face discrimination from service providers such as AWS, PayPal, app stores, etc. We have mitigated this risk by investing in decentralized technologies (Serverless, Blockchain, Crypto Payments, etc.) as well as building the Lips app as a Progressive Web App that does not require approval from app stores for distribution.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the

follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a

the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's

arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $3,500,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were

and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Lips Co.

Delaware Corporation
Organized July 2019
1 employees
828 Jonest St
Apt 48
San Francisco CA 94109 http://reliabl.ai

Business Description

Refer to the Lips profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Lips has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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